EARLY WARNING REPORT

1.	Name and address of Offeror

James R. Anderson
2801 South Ridgeview Way
Sioux Falls, SD 57105

2.	Name of Issuer

Genco Resources Ltd.

3.	Designation, number (or principal amount) and percentage of securities acquired (ownership of or control over) by Offeror

The Offeror acquired ownership of 1,000,000 common shares of the Issuer (representing 1.18% of the Issuer’s issued common shares) and warrants to purchase a further 500,000 common shares.

4.	Designation, number (or principal amount) and percentage of securities in respect of which the Offeror has ownership of and control over immediately after the acquisition

Upon completion of the acquisition, the Offeror has ownership of or control over:

17,507,040 common shares (representing 20.61% of the Issuer’s outstanding common shares);

warrants to purchase
10,314,000 common shares at C$ 0.35 per share on or before May 8, 2012, and
500,000 common shares at C$ 0.45 per share on or before February 24, 2012; and

options to purchase
200,000 common shares at C$ 1.43 per share on or before August 28, 2013, and
100,000 common shares at C$ 0.44 per share on or before August 31, 2014.

If the warrants and option are exercised, the Offeror will have ownership of or control over 28,621,040 common shares (representing 29.80% of the then outstanding common shares) of the Issuer.

5.	Designation, number (or principal amount) and percentage of securities over which the Offeror, together with any joint actors, has

(i) ownership of and control over:

The Offeror and his joint actor have both ownership of and control over:

17,507,040 common shares (representing 20.61% of the Issuer’s outstanding common shares); and

warrants and options to purchase an additional 11,114,000 common shares.

If the warrants and option are exercised, the Offeror and his joint actor will have ownership of or control over 28,621,040 common shares (representing 29.80% of the then outstanding common shares) of the Issuer.

(ii) ownership of but control over is held by other persons or companies other than the Offeror or any joint actors:

The Offeror and his joint actor do not have ownership of any common shares or securities convertible into or exercisable to purchase common shares over which control is exercised by persons or companies other than the Offeror or his joint actor.

(iii) exclusive or shared control over but does not have ownership of:

The Offeror and his joint actor do not have exclusive or shared control over any common shares or securities convertible into or exercisable to purchase common shares owned by persons or companies other than the Offeror or his joint actor.

6.	Name of the market in which the acquisition took place

The securities were acquired from the Issuer pursuant to a private placement.

7.	Purpose of the Offeror and any joint actors in making the acquisition including any intention to increase the beneficial ownership of or control over any of the Issuer’s securities

The Offeror acquired the securities for investment purposes. Presently, the Offeror and his joint actor do not have any intention of acquiring any further securities of the Issuer but may acquire ownership of or control over further securities of the Issuer in the future depending upon market circumstances.

8.

General nature and material terms of any agreement, other than lending agreements, with respect to securities of the Issuer entered into by the Offeror (or any joint actor) and the Issuer or any other entity in connection with the acquisition, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities

In connection with the acquisition of the securities, the Offeror entered into a private placement subscription agreement with the Issuer providing for the issuance of 1,000,000 units (each consisting of one common share and one-half of one warrant) at a price of C$ 0.36 each.

9.	Names of all joint actors

Karen S. Anderson, the Offeror’s spouse.

10.	If the acquisition did not take place on a stock exchange or other published market the nature and value of consideration paid by the Offeror

The Offeror paid the Issuer a total of C$360,000 for the securities acquired.

11.	Description of any change in any material fact set out in a previous report

None.

DATED this 26th day of February, 2010.

(signed) James R. Anderson